LONG ISLAND PHYSICIAN HOLDINGS CORPORATION
                     One Huntington Quadrangle, Suite 4C-01
                            Melville, New York 11747

                                 January 4, 2006

Securities and Exchange Commission
Washington, DC 20549
Attn: Joseph J. Roesler,
      Senior Accountant

Re:   Long Island Physician Holdings Corporation
      Item 4.01 Form 8-K
      Filed November 8, 2005
      File No.  000-27654

Dear Mr. Roesler:

Below is the response of Long Island Physician Holdings Corporation (the "Company") to the matters raised in your letter of November 22, 2005 regarding the Company's Report on Form 8-K filed November 8, 2005(the "Report").

Item 4.01 Form 8-K filed November 8, 2005

1. During the Company's subsequent interim period through the date of termination there were no disagreements or "reportable events" with the former accountant, as described in Items 304(a)(1)(iv) and (v) of Regulation S-K. The interim period has been specified as the period ended on November 1, 2005.

2. Exhibit 16.1 has been revised to include the letter from the Company's former independent accountant regarding its concurrence or disagreement with the statements made by the Company in the Report concerning the dismissal as the Company's principal accountant.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Concetta Pryor, the Company's Chief Financial Officer, directly (631-454-1900 ext. 224) regarding the foregoing.

                                     Sincerely,

                                     LONG ISLAND PHYSICIAN HOLDINGS CORPORATION

                                     By: /s/ Concetta Pryor
                                         ---------------------------------------
                                         Concetta Pryor, Chief Financial Officer